Dentonia Resources Ltd.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

August 31, 2005 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated August 31, 2005

Enclosed is a copy of our News Release dated August 31, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

August 31, 2005 TSX Venture: DTA

UPDATE

Comparison of Value Of Diamonds from the Mini Bulk Sample, Southern Lobe DO-27, Lac de Gras, NWT, with Published Data by Natural Resources Canada (1999)

Referring to Dentonia's news release of August 29, 2005 (Preliminary Valuations of DO-27 Diamonds Average US$59 - $78 per carat, grade 0.70 to 0.98 carat/tonne), for comparison purposes, below is a table from Natural Resources Canada, based on Company data, indicating results from various test samples taken at the Lac de Gras area of the NWT.

The price of diamonds have increased from September 1999 to current prices, however, the value and grade of diamonds from the mini bulk sample of the Southern Lobe of the DO-27, 2005, fall within these ranges of value and grade set forth in the table below:

SELECTED DATA ON CANADA'S MOST PROMISING DIAMOND DEPOSITS

Pipe	Total Tonnes Sampled	Total Carats Recovered	Average Grade	Average Value	Average Value
			(carats/tonne)	(US$/carat)	(US$/tonne)
EKATI MINE AND BUFFER ZONE PROPERTIES					
Panda	3,402	3,244	0.95	130	124
Misery	1,030	4,313	4.19	26	109
Koala	1,550	1,465	0.95	122	116
Koala North	201.7	126.58	0.63	200	126
Fox	8,223	2,199	0.27	125	34
Leslie	680	233	0.33	89	29
Pigeon (original sample)	154	60	0.39	51	20
Pigeon (1998 sample)	540	..	..	..	..
Upper crater zone	213.6	113.89	0.53	71	38
Lower hypabyssal zone	351.2	137.42	0.39	39	15
Jay	237.6	476.8	2.01	22.50	45
Sable	1,096	1,070	0.98	64	63
Beartooth	189.3	227.09	1.20	79	95
Point Lake	160	90+	0.56	..	..
97-A	0.0669	0.261	3.90	..	..
97-B	0.4070	0.662	1.63	..	..
97-C	0.0572	0.316	5.52	..	..
97-D	0.232	0.260	1.12	..	..
98-A	0.1949	0.112	0.57	..	..
98-B	0.0733	0.057	0.78	..	..
Phoenix (98-C)	0.2395	0.338	1.41	..	..
Shark	..	..	1.32	..	..
Gazelle	0.4834	..	0.87	..	..
Glory	0.2438	..	1.32	..	..
Wallaby	0.1208	..	0.57	..	..
Piranha (=A841) (straddles boundary of Buffer claims and Diavik property)	0.057	..	5.51	..	..

DIAVIK PROPERTY					
A-154 South	2,900	12,800	4.41	67	296
A-154 North	71.72	156.81	2.19	35	77
A-418	3,000	8,275	2.76	56	166
A-21	30.5	90	2.95	38	112
A-11 North	29	7.6	0.26	..	..
JERICHO PROPERTY					
JD/OD-1	9,400	10,539	1.12	70**b**	78**b**
JD/OD-3 (first sample)	10.53	7.34	0.697**a**	..	..
JD/OD-3 (second sample)	35.9	10.41	0.29	..	..
AK PROPERTY					
5034	573	980	1.71	51**c**	82**c**
Hearne	469	846	1.80	44**c**	103**c**
Tuzo	..	..	2.2	68	150
Tesla	..	..	0.37	96	36
SNAP LAKE PR0PERTY					
Snap Lake Dike (Pits 1 and 2)	199.7	226.7	1.14	301	344
Snap Lake Dike (Pits 3 and 4)	5,985.7	10,708.1	1.789	105	188

Source: Natural Resources Canada, based on Company data.
.. Not available.
a Includes a single 3.6-ct stone; if this stone is excluded, the grade is 0.25 ct/t.
b Values have been revised to include stones larger than 10.8 ct that had been omitted in previously published values.
c Values are based on previous smaller samples. Values of bulk samples listed are not yet available.

Exploration of Claims OW and TT, Surrounding the DO27 and DO18 Kimberlites, Lac de Gras, NWT - $220,970

In addition to the exploration program at DO27 and DO18 (currently core drilling at the DO18, awaiting micro diamond analysis from this year's core drill program, and preparation for a proposed RC Drill program to extract 3,000 tonnes from the DO27 in 2006), see Dentonia's new release August 17, 2005, the joint venture partners are conducting an exploration program on the surrounding claims, which consists and is based on the following:

1) Earlier available airborne digital data has now been reviewed and some new anomalies have been identified.

2) The Falcon interpretative unit has improved its equipment with new filters etc. and the earlier Falcon data flown by BHP Billiton in 2001 has now been reprocessed and has identified a number of new targets that have never been examined.

3) The indicator mineral data that is available to the DO27 Diamond Project partners is sparse.

A sample program to verify existing data and substantially increase the sampling density including sampling down-ice from geophysical targets (old and new), is planned to identify possible drill targets to be followed, in the winter and spring 2006, with core drilling, if warranted.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President